
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 19, 2009

Ms. Deanna H. Lund
Chief Financial Officer
Kratos Defense & Security Solutions, Inc.
4810 Eastgate Mall
San Diego, CA 92121

>   **Re: Kratos Defense & Security Solutions, Inc.**
>   **Form 10-K for Fiscal Year Ended December 28, 2008**
>   **Filed March 10, 2009**
>   **File No. 0-27231**

Dear Ms. Lund:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director